Exhibit 99.4

CONSENT OF CHUNYI LUO

AoChuang Holdings, Inc. intends to file a Registration Statement on Form F-1 (together with any amendments or supplements thereto, the “Registration Statement”), registering securities for issuance in its initial public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned herecby consents to being named in the Registration Statement as a Director Nominee.

March 27, 2024

/s/ Chunyi Luo
Chunyi Luo